

May 21, 2013

Carl Yeung
Chief Financial Officer
Sky-mobi Limited
c/o CT Corporation Systems
Attn: Communications Department
111 Eighth Avenue, 13th Floor
New York, NY 10011

      Re: **Sky-mobi Limited**
            Form 20-F for the Fiscal Year Ended March 31, 2012
            Filed June 29, 2012
            File No. 001-34988

Dear Mr. Yeung:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2012

Exhibits 15.1 and 15.3

1.   Please revise the above-referenced exhibits to consent to the incorporation by reference of counsels' opinions in the Form S-8, file number 333-175709, initially filed on July 22, 2011. In revising, refer to Securities Act Rule 436(a), which requires the consent to expressly state that counsel consents to the summary or quotation of its opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any questions. If you need further assistance, you may contact the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal